FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File No. 000-32981

TUSCANY MINERALS LTD.

(Translation of registrant's name into English)

780 - 333 Seymour Street, Vancouver, British Columbia, V6B 5A6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

News Release

Tuscany announces change of stock symbol with FINRA

Vancouver, BC, October 6, 2009 – Tuscany Minerals Ltd. (the “Company”) (OTCBB: TCAY), announces that, effective October 6, 2009, it has received approval from the Financial Industry Regulatory Authority (FINRA) for its name change from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.” and the redomiciling of the Company from the State of Wyoming to the Cayman Islands. Effective at the open of trading on October 6, 2009, the new symbol for the Company will be TUSMF.

FURTHER INFORMATION:

Ross Tocher

President and Chief Executive Officer

Tuscany Minerals Ltd.

778.370.1715

51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tuscany Minerals Ltd. (the “Company”)

780 - 333 Seymour Street

Vancouver, BC V6B 5A6

Item 2	Date of Material Change

October 6, 2009

Item 3	News Release

The news release was disseminated on October 6, 2009 through Market News.

Item 4	Summary of Material Change

The Company announced that, effective October 6, 2009, it has received approval from the Financial Industry Regulatory Authority (FINRA) for its name change from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.” and the redomiciling of the Company from the State of Wyoming to the Cayman Islands. Effective at the open of trading on October 6, 2009, the new symbol for the Company will be TUSMF.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

See attached News Release.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

None

Item 8	Executive Officer

Ross Tocher, President and Chief Executive Officer at 778.370.1715

Item 9	Date of Report

October 6, 2009

News Release

Tuscany announces change of stock symbol with FINRA

Vancouver, BC, October 6, 2009 – Tuscany Minerals Ltd. (the “Company”) (OTCBB: TCAY), announces that, effective October 6, 2009, it has received approval from the Financial Industry Regulatory Authority (FINRA) for its name change from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.” and the redomiciling of the Company from the State of Wyoming to the Cayman Islands. Effective at the open of trading on October 6, 2009, the new symbol for the Company will be TUSMF.

FURTHER INFORMATION:

Ross Tocher

President and Chief Executive Officer

Tuscany Minerals Ltd.

778.370.1715

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUSCANY MINERALS LTD.

/s/ J. Stephen Barley

J. Stephen Barley

Chief Financial Officer and Director

Date: October 6, 2009